ENGAGE BDR

July 27, 2018

Denys Kravchenko
18645 Hatteras Str, unit 136
Tarzana, CA 91356
d@adcel.co
424-279-2104

Re: Engage:BDR Offer of Employment

Dear Denys,

We are pleased to advise that upon careful consideration, engage:BDR has chosen to extend an offer of employment to you for the position of **AdCel CTO**. This is a permanent full-time position. Your annual base salary will be $180,000. You will be paid semi-monthly (twice a month). If you accept this offer, your start date will be August 1, 2018 or another mutually agreed upon date. You will report to Ted Dhanik, CEO.

In addition to your salary, you will be entitled to the following:

1. **Benefits**: As a regular employee of the company, you will be eligible to participate in a number of Company-sponsored benefits. The company offers a comprehensive employee benefits program. If you have questions about any specific benefits, please do not hesitate to contact our HR department.

2. **Equity Sign-on Bonus:** Upon hiring, you will be granted **3,683,800 Shares** of EN1 Common Stock

This letter agreement supersedes and replaces any prior agreements, representations or understanding (whether written, oral, implied or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company.

You may indicate your agreement with these terms and accept this offer by signing and dating this agreement.

If you have any questions or concerns, please do not hesitate to contact me at 310-954-0751 x709.

Yours Truly,

Ted Dhanik
CEO, engage:BDR

Denys Kravchenko